Exhibit 99 (d)(4)
Rider
Exchange Of Life Insured Rider
This rider is part of your contract. It is subject to the contract terms. If the terms of the rider and contract differ, the rider controls.

Policy Number:

Insured:

Applicant:
You may change the life insured in this policy to a new life insured. The change is subject to the following terms:
(a)	You must have an insurable interest in the new life.

(b)	The new life insured must consent in writing to the change.

(c)	You must make written application for the exchange, return this policy for reissue and pay any costs or charges as determined by us.

(d)	We will require evidence which satisfies us of the new life insured’s insurability. If we do not accept the new life insured as a standard risk, we can apply an Additional Rating or refuse to allow the exchange.

(e)	The Exchange Date will be the beginning of the Policy Month following the date we approve the request.
Effect on Policy
The change of life insured will have the following effect on the policy:
(a)	The change takes place at the Exchange Date. Before this date, the policy provides no insurance on the new life insured. After this date, the policy provides no insurance on the life insured named in this policy.

(b)	The new Policy Date will be the Exchange Date.

(c)	The Accumulation Value will be the same immediately after the Exchange as it was immediately before the Exchange, if there is no outstanding loan on the policy. If on the Exchange Date there is an outstanding loan on this policy, then the Accumulation Value immediately after the Exchange will be the net amount of Accumulation Value, determined by deducting the loan amount from the Accumulation Value immediately before the Exchange. The loan amount immediately after the Exchange will be zero.

(d)	The Monthly No-lapse Premium will be changed to reflect the age, sex, and rate class of the new life insured.

(e)	After the Exchange Date, the rates for Cost of Insurance, Surrender Charges, percent of premium load if any, and Monthly Contract Charges if any, will reflect the new life insured’s age, sex, rate class, duration, stated amount of insurance, and any Additional Rating which applies. For Cost of Insurance and Surrender Charge purposes, the duration of the coverage will be determined from the Exchange Date.

If on the Exchange Date we still offer for sale the plan of insurance provided by this policy, then the rates for Cost of Insurance, Surrender Charges, percent of premium load if any, and Monthly Contract Charges if any, will be determined based on that plan of insurance. If on the Exchange Date we do not still offer for sale the plan of insurance provided by this policy, then all such rates will be determined based on the plan of insurance that we do then offer for sale that is, in our opinion, most similar to the plan of insurance provided by this policy.

Form 96-QBE-2	Ohio National Life Assurance Corporation

(f)	Supplementary Benefits on the life insured in this policy will be canceled as of the Exchange Date. Supplementary Benefits may be added on the new life insured as of the Exchange Date, subject to our normal requirements and restrictions for such benefits.
Net Cash Withdrawals or Changes in Stated Amount
The change may cause the policy to fail to qualify as life insurance for tax purposes. If this occurs then you may either:
(a)	increase the Face Amount of the policy, or

(b)	request a partial Net Cash Surrender Value Withdrawal in order to cause the policy after the change to qualify as life insurance for tax purposes.
You may also request a change in the stated amount or a partial Net Cash Surrender Value Withdrawal for other reasons. An increase in Face Amount or a partial Net Cash Surrender Value Withdrawal will be subject to all of the provisions of the policy governing such events.
Change Fee
We will charge a fee to cover our expenses for the change. The fee will be the same for all changes of this kind made at the same time, not to exceed $75.
Surrender Charge Waiver
If the option provided by this rider is exercised, no Surrender Charge will be deducted at the Exchange Date.
Suicide Exclusion
If the new insured dies by suicide, while sane or insane, within two years of the Exchange Date, no death benefit will be paid. Instead, we will return the cash value as of the Exchange Date, plus the sum of the premiums paid since the Exchange Date, less the sum of any debt, partial withdrawal amounts, and any dividends paid in cash.
Incontestability
Except for failure to pay premiums, this policy cannot be contested after it has been inforce during the new insured’s lifetime for two years from the Exchange Date.
Effective Date
This rider is effective on the policy date unless otherwise stated herein. This rider will terminate on the earliest of:
(a)	termination or lapse of this policy; or

(b)	the date you cease to be the owner of this policy; or

(c)	the date on which the option provided by this rider is exercised. If you request and we agree, we will issue a new rider at that time.
General Conditions
Any indebtedness or assignment outstanding against this policy will not be affected by the exchange. This rider is part of the policy to which it is attached. All terms of this policy which do not conflict with the rider’s terms apply to this rider.
OHIO NATIONAL LIFE ASSURANCE CORPORATION

Form 96-QBE-2	Ohio National Life Assurance Corporation